                                                                    EXHIBIT 99.1

CONTACT:  DANIEL C. DUNN
             CHIEF FINANCIAL OFFICER
             (314) 771-2400

             ALLIED HEALTHCARE PRODUCTS HAS PROFITABLE FIRST QUARTER

      -     CONTROLS ON PRODUCTION COSTS, EXPENSES CONTINUE TO YIELD POSITIVE
            RESULTS.

      -     DEBT IS REDUCED FROM $3.6 TO $1.4 MILLION.

ST. LOUIS, November 5, 2004 ---- Allied Healthcare Products, Inc. (NASDAQ: AHPI) reported today that it earned net income of $235,500, or 3 cents per share, during its first quarter ended September 30, 2004, compared to $3,000, or zero cents per share, for the first quarter of 2003.

      Revenues for the first quarter of fiscal 2005, historically the weakest quarter of the year for Allied, totaled $13.9 million compared with $13.8 million for the prior year period.

      Revenues reflect a one-time payment of $600,000 by Abbott Laboratories to Allied for the cost of suspending production of Baralyme(R) in Allied's New York facility. Additionally, cost of sales includes approximately $600,000 for the cost of suspending operations at that facility.

      Allied continued to demonstrate its ability to lower manufacturing costs from automation and increased in-house production of parts during the quarter. Allied also continued to realize reductions in expenses from staff cuts and lower insurance premiums.

For the quarter, Allied reduced manufacturing costs by about $350,000 and cut selling, general, and administrative expenses by about $250,000 versus the prior year.

      Allied also continued to reduce debt. Debt decreased during the first quarter by $2.2 million, from $3.6 to $1.4 million. About $1.5 million of that reduction is attributable to Abbott Laboratories' first payment of $1,530,000 for Allied's agreement to cease production of Baralyme(R). Under terms of the agreement, reached August 27, 2004, Abbott will pay Allied $930,000 annually for up to four more years. The net cash flow for Allied under the agreement is expected to equal the net cash flow Allied would have realized from continued manufacture and sale of Baralyme(R) during the five year period. Allied's debt reduction cut interest expense by about $123,000 for the quarter.

      Sales, exclusive of the $600,000 one-time payment from Abbott Laboratories, were down 3.4%. Domestic sales were even with the prior year while international business, which represented 13.4% of first quarter sales, was down 17.7%.

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      Allied Healthcare Products, Inc. is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of hospital and alternate care settings.

                                       ##

"SAFE HARBOR" STATEMENT: Statements contained in this release that are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company's operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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                        ALLIED HEALTHCARE PRODUCTS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                      Three months ended September 30,
                                                                          2004              2003
Net sales                                                              $ 13,939,720      $ 13,807,529
Cost of sales                                                            10,533,018        10,410,955
                                                                       ------------      ------------

Gross profit                                                              3,406,702         3,396,574


Selling, general and administrative expenses                              2,929,088         3,179,912
                                                                       ------------      ------------

Income from operations                                                      477,614           216,662

Other expense:
Interest expense                                                             73,846           196,941
Other, net                                                                    7,362             5,359
                                                                       ------------      ------------
                                                                             81,208           202,300
                                                                       ------------      ------------

Income before provision
for income taxes                                                            396,406            14,362

Provision for income taxes                                                  160,905            11,589
                                                                       ------------      ------------

Net income                                                             $    235,501      $      2,773
                                                                       ============      ============

Net income per share - Basic                                           $       0.03      $          -
                                                                       ============      ============

Net income per share - Diluted                                         $       0.03      $          -
                                                                       ============      ============

Weighted average common shares
Outstanding - Basic                                                       7,818,432         7,813,932
                                                                       ============      ============

Weighted average common shares
Outstanding - Diluted                                                     8,065,741         7,951,334
                                                                       ============      ============

                        ALLIED HEALTHCARE PRODUCTS, INC.
                           CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                                                                 September 30, 2004    June 30, 2004
                                                                 ------------------    -------------
ASSETS
Current assets:
     Cash                                                           $     93,768       $      8,256
     Accounts receivable, net of allowance for doubtful
       accounts of $475,000 and $475,000, respectively                 7,160,225          7,708,969
     Inventories, net                                                 11,036,930         11,095,171
     Income tax receivable                                                     -            130,548
     Other current assets                                                291,492            127,127
                                                                    ------------       ------------
         Total current assets                                         18,582,415         19,070,071
                                                                    ------------       ------------
     Property, plant and equipment, net                               11,739,786         11,999,927
     Goodwill                                                         15,979,830         15,979,830
     Other assets, net                                                    77,452             88,867
                                                                    ------------       ------------
         Total assets                                               $ 46,379,483       $ 47,138,695
                                                                    ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                               $  2,961,361       $  3,125,593
     Current portion of long-term debt                                   609,258          1,245,484
     Deferred income taxes                                               389,644            389,644
     Deferred revenue                                                    465,000                  -
     Other current liabilities                                         3,816,343          3,316,603
                                                                    ------------       ------------
         Total current liabilities                                     8,241,606          8,077,324
                                                                    ------------       ------------

Deferred income taxes                                                    242,478            242,478
                                                                    ------------       ------------
Deferred revenue                                                         426,250                  -
                                                                    ------------       ------------
Long-term debt                                                           780,831          2,366,076
                                                                    ------------       ------------

Commitments and contingencies

Stockholders' equity:
     Preferred stock; $0.01 par value; 1,500,000 shares
       authorized; no shares issued and outstanding                            -                  -
     Series A preferred stock; $0.01 par value; 200,000 shares
       authorized; no shares issued and outstanding                            -                  -
     Common stock; $0.01 par value; 30,000,000 shares
       authorized; 7,818,432 shares issued and outstanding at
       September 30, 2004 and June 30, 2004                              101,220            101,220
     Additional paid-in capital                                       47,041,493         47,041,493
     Common stock in treasury, at cost                               (20,731,428)       (20,731,428)
     Retained earnings                                                10,277,033         10,041,532
                                                                    ------------       ------------
         Total stockholders' equity                                   36,688,318         36,452,817
                                                                    ------------       ------------
         Total liabilities and stockholders' equity                 $ 46,379,483       $ 47,138,695
                                                                    ============       ============